Exhibit 99.1

Submission of Audit Report

[Equity/Capital Stock Ratio and Auditor's Opinion on the Consolidated Financial Statements of the Controlling Company or Holding Company]

Type	Current Fiscal Year	Previous Fiscal Year
1. Auditor's Opinion, etc.		
- Auditor's opinion	Unqualified Opinion	Unqualified Opinion
- included in uncertain group of going concern company	No	No
- Non Unqualified Opinion on Internal Accounting Control System	No	No
2. Substantial doubt about the entity's going concern ability, regardless of auditor's opinion	Not included	Not included
3. Consolidated B/S (KRW)		
- Total Assets	308,855,536,408	284,424,805,160
- Total Liabilities	63,253,752,778	56,066,314,428
- Total Shareholders' Equity	245,601,783,630	228,358,490,733
- Capital Stock	64,280,686,630	61,405,464,300
4. Consolidated I/S (KRW)		
- Sales	192,183,391,255	196,902,517,794
- Operating Income	14,929,829,936	20,361,472,608
- Profit from continuing Operation before corporate income tax	12,733,096,969	15,456,678,107
- Net Income	11,082,019,442	14,298,599,286
- Net Income Attributable to the Shareholders of the Parent Company	11,082,019,442	14,298,599,286
5. Number of Consolidated Subsidiaries	3	3
6. Number of Major Consolidated Subsidiaries	1	1

[Equity/Capital Stock Ratio and Auditor's Opinion on the Non-Consolidated Financial Statements]

1. External Auditor's Opinion and Condensed Financial Statements		Current Fiscal Year	Previous Fiscal Year
A. Period	Start date	2025-01-01	2024-01-01
	End date	2025-12-31	2024-12-31
B. Auditor's Opinion, etc			
- Auditor's Opinion		-	-
		No	No

- included in uncertain group of going concern company		
- Non Unqualified Opinion on Internal Accounting Control System	-	-
C. Substantial doubt about the entity's going concern ability, regardless of auditor's opinion	-	-
D. Condensed B/S(KRW)		
- Total Assets	-	-
- Total Liabilities	-	-
- Total Shareholders' Equity	-	-
- Capital Stock	-	-
- Sales	-	-
- Operating Income	-	-
- Profit from continuing operation before corporate income tax	-	-
- Net Income	-	-
2. Name of External Auditor	Shinhan Accounting Corporation	
3. Date Audit Report Received	2026-04-14	
4. Subject to filing of consolidated financial statements	Yes	
5. Subject to filing of consolidated financial statements

	1. The Company is a foreign holding company, and the above audit report is an audit report on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Accordingly, separate financial statements are not prepared. 2. The above financial figures have been translated into Korean Won (KRW) based on the basic exchange rates announced by Seoul Money Brokerage Services, Ltd., as follows: 1) Income Statement Exchange rate for the current fiscal year: KRW 197.78/RMB (average exchange rate for 2025) Exchange rate for the previous fiscal year: KRW 189.20/RMB (average exchange rate for 2024) 2) Statement of Financial Position Exchange rate for the current fiscal year: KRW 204.76/RMB (as of December 31, 2025) Exchange rate for the previous fiscal year: KRW 201.27/RMB (as of December 31, 2024) Exchange rate for the fiscal year before the previous year: KRW 180.84/RMB (as of December 31, 2023) 3. Any changes to the "Notice of Convocation of the General Meeting of Shareholders" submitted on April 7, 2026 are hereby replaced by this amended disclosure. 4. The financial statements included in the audit report submitted by the external auditor after the completion of the audit have not yet been approved by the shareholders' meeting of the Company and may be subject to change during the approval process.	
	※ Title and date of other disclosure related to this one	-

[Capital impairment ratio]

(Unit : %, KRW)

Type	Current Fiscal Year	Previous Fiscal Year
capital impairment ratio (%) = [(capital-equity capital)/capital] ×100	-	-
	245,601,783,630	228,358,490,733

Total Shareholders' Equity[* In case of the corporation subject to the preparation of consolidated financial statement, minority interest is excluded]		
Capital Stock	63,253,752,778	61,405,464,300

[Incurrence of loss before tax from continuing operations (for the recent 3 fiscal years)]

(Unit : %, KRW)

Type	Current Fiscal Year (T)	Previous Fiscal Year (T-1)	Fiscal Year Before Last (T-2)
(loss from continuing operation before corporate income tax / equity capital) x 100(%)	-	-	-
	-	-	-
Loss from continuing operation before corporate income tax	-	-	-
Except loss on the valuation from financial liabilities subject to refixing	No	No	No
Total Shareholders' EquityCapital [* In case of the corporation subject to the preparation of consolidated financial statement, minority interest is included]	245,601,783,630	228,358,490,733	182,899,103,917

[Operating Loss of the recent 5 fiscal years]

(Unit : KRW)

Type	Current Fiscal Year (T)	Previous Fiscal Year (T-1)	Fiscal Year Before Last (T-2)	Fiscal year 2years before Last (T-3)	Fiscal year 3years before Last (T-4)
Operating Loss	-	-	-	-	-

[Impairment Loss Rate]

	No

Impairment loss rate* exceeds 50%*Impairment loss rate(%) = [Accumulated Impairment of rec eivable(except for account receivables) of Co ncerned Fiscal year/Total Shareholders' Equit y ]*100